SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2004

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒   Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled “Telecomunicações de São Paulo S.A.—Telesp announces Consolidated Financial Results for the year 2003” dated on February 17, 2004.

TELECOMUNICAÇÕES DE SÃO PAULO S/A—TELESP

Announces Consolidated Financial Results for the year 2003

Press Release, February 17, 2004 (18 pages)

For more information, please contact:

Charles E. Allen

TELECOMUNICAÇÕES DE SÃO PAULO S/A—TELESP, SP, Brazil

Tel.:         (55-11) 3549-7200

Fax:         (55-11) 3549-7202

E-mail:    callen@telesp.com.br

URL:       www.telefonica.net.br

(São Paulo—Brazil; February 17, 2004) TELECOMUNICAÇÕES DE SÃO PAULO S.A—TELESP (NYSE: TSP; BOVESPA: TLPP) today announced its consolidated financial results for the year ended December 31, 2003. These results are presented in accordance with the Brazilian Corporate Law Method, Law # 6404, of December 15, 1976 revised by Law # 9457 of May 05, 1997, and Law # 10303 of October 31, 2001 and stated in nominal reais.

Highlights of Results

	Consolidated-Accumulated
Unaudited figures in Reais MM	Dec/03	Dec/02	Variation
Net operating revenue	11,805	10,088	17.0%
EBITDA1/	5,302	4,953	7.1%
EBITDA MARGIN (%)	44.9	49.1	-4.2 p.p.
Operating income	717	771	-7.0%
Income before income tax, social contribution, profit sharing & minority interest	767	738	4.0%
Net income	1,588	1,076	47.6%
Shares outstanding (bn)	493.6	494.4	-0.2%
EPS (000)	3.22	2.18	47.8%
Installed Lines (switching) (000)	14,249	14,356	-0.7%
Lines in service (000)	12,297	12,506	-1.7%
Telephone density (per 100 inhab.)	31.6	32.9	-1.3 p.p.
LIS/employee 2/	1,792	1,349	32.8%
Digitalization (%)	96.9	96.1	0.8 p.p.

1/	EBITDA = Earnings before interest taxes, depreciation and amortization—EBITDA
2/	Includes ADSL clients

Highlights of the Period

•	ADSL—is offered under the brand name “SPEEDY” and reached 484,393 clients in December 2003, increasing 14.4% in relation to the 3Q03, when there were 423,548 clients. In relation to the 333,281 clients in December 2002, the growth is 45.3%.

•	Net operating revenues until December 2003 reached R$11,804.8 million. Compared with the R$10,088.1 million recorded in the same period of last year, it shows a R$1,716.6 million or a 17.0% raise. This results from the tariff increase based on the IPCA since June 2003 and by the introduction of the domestic and international long distance services in mid 2002, as well as the growth in the SPEEDY service. Net revenues for the 4Q03 compared to the 4Q02 grew R$446.0 million, or 16.2%, due to the same reasons.

•	The EBITDA margin accumulated until December 2003 was 44.9% and reached 40.8% in the 4Q03. The EBITDA of R$5,302.5 million in 2003 represents an increase of 7.1% compared to the previous year, and in the 4Q03 it amounted to R$1,302.6 million, corresponding to an increase of 11.7% compared to the 4Q02. The reductions of 4.2 p.p. and 1.6 p.p., respectively, in the EBITDA margin are explained by the increases in the interconnection expenses (due to the increased long distance traffic and traffic with the mobile operators), taxes and outsourcing expenses.

•	The Capex (contracted) accumulated as of December 2003 was R$1,344 million. This number is in line with the requirements of the Company and confirms the interest of the Telefónica Group in Brazil vis-à-vis the long term.

•	The total indebtedness of the Company as of December 31, 2003 was R$2,977.1 million and, once adding R$359.5 million related to temporary losses in exchange rate hedging derivatives operations, it raises to R$3,336.6 million. The net debt of the Company of R$3,121.7 million results from subtracting R$214.9 million of cash and cash equivalent. For comparison reasons, as of December 31, 2002, the indebtedness of the Company was R$4,586.4 million and, once subtracting R$890.5 million related to temporary gains in exchange rate hedging derivatives operations, it falls to R$3,695.9 million. The net debt of R$3,205.2 million results from subtracting R$490.6 million of cash and cash equivalent.

•	Domestic and International Long Distance—The number of minutes of Domestic Long Distance grew 9.5% when comparing the 12M03 to the numbers for the 12M02 and shows an increase of 1.5% when the 4Q03 is compared to the 3Q03. International Long Distance showed a growth of 2.4% in the 4Q03 compared to the 3Q03. The growth in the monthly long distance traffic per average line in service kept the positive trend, confirming the success of the campaign “Super 15”. In March 2003, mainly focusing on the corporate segment, as part of its strategy, the Company started to deploy the Long Distance service for calls outgoing from other states of Brazil. Telesp should thus consolidate its solid position in these business lines, maintaining its participation in these markets relatively stable.

Highlights about revenues

Gross Operating Revenues accumulated for the 12M03 reached R$16,222.0 million, an R$2,544.9 million or 18.6% increase compared to the previous year. In the 4Q03, it reached R$4,403.5 million and when compared with the same period of last year, showed a growth of R$664.1 million, or 17.8%. As of December 31, 2003, the Company did not register any client with an outstanding bill that surpassed the 1% of the total accounts receivable.

Annual Gross Operation Revenue

R$ Million

Gross Operational Revenue – Quarterly Basis

R$ Million

The changes are explained as follows:

•	Monthly Rental Charge: totaled R$4,242.1 million in the 12M03, representing an increase of R$456.5 million, or 12.1% compared to the 12M02, mainly due to the IPCA-based tariff increase since June 2003, partially offset by the 1.3% reduction in the average number of lines in service. When comparing the 4Q03 with the 4Q02, there was an increase of R$135.2 million, or 13.6%, for the same reasons.

•	Installation Charge: amounted to R$104.3 million in 2003, a decrease of R$6.3 million or 5.7% when compared to the same period of last year, due to the lower number of new added clients in 2003. When comparing the 4Q03 with the 4Q02, there was a decrease of R$5.0 million, or 18.1%, due to the same reasons.

•	Local Service Revenues: registered revenues of R$3,017.6 million for the 12M03, showing an increase of R$380.6 million or 14.4% compared to the 12M02, explained by the IPCA-based tariff increase since June 2003 and a 1.2% traffic growth (exceeding pulses). When comparing the 4Q03 with the 4Q02, there was an increase of R$122.8 million, or 17.8%, due to the tariff increase since the number of exceeding pulses remained practically the same.

•	Others: reached R$806.1 million in the 12M03, representing an R$108.6 million or 15.6% increase when compared with the 12M02, highlighting the revenues from “Intelligent line” services, partially offset by the reduction in the revenues from the digital 2M-ATB (Two Megabits-Area of Basic Tariff) access and assistance to directories consulting. When comparing the 4Q03 with the 4Q02, there was an increase of R$64.7 million, or 34.8%, due to the same reasons.

•

DLD: reached R$2,460.0 million in the 12M03, presenting an increase of R$857.0 million, or 53.5%, compared to the 12M02. When comparing the 4Q03 with the 4Q02, there was an increase of R$172.9 million, or 31.9%. The increase of revenues was helped by the start of operations of the long distance carrier selection in 2002, which was extended to the Personal Mobile Service (SMP) in July 2003. The increase in revenues is explained by the following reasons:

•	Long distance (intra-state): totaled R$1,821.3 million in the 12M03, growing R$473.7 million, or 35.2%, when compared to the 12M02, mainly because of the IPCA-based average tariff increase since June 2003, besides the traffic increase. When comparing the 4Q03 with the 4Q02, there was an increase of R$177.7 million, or 50.5%, while the market share remained stable.

•	Long distance (inter-state): reached R$638.7 million in the 12M03, showing an increase of R$383.2 million, or 150.0% when compared to the 12M02, taking into consideration that this service was first deployed on July 29, 2002. When comparing the 4Q03 with the 4Q02, there was a decrease of R$4.8 million, or 2.5% due to a positive adjustment (non-recurrent) in the revenue, from the 0800 code traffic, made in the previous year, which elevated the base for comparison. If this effect was excluded, the revenue growth would show a consistency with the traffic behavior. The market share of this service as of December 2003 was estimated between 45% and 50%.

Inter-network revenues:

•	Fixed-to-mobile revenues: amounted to R$3,557.8 million in the 12M03, presenting an increase of R$644.5 million or 22.1% compared to the 12M02. This was due to both the traffic growth and the tariff adjustment in February, 2003 for VC1/VP1 (average increase of 17.1%), VC2/VP2 (increase of 21.99%), and the introduction on July 29, 2002 of the inter-state, or VC3, which registered a 21.99% tariff increase in February 2003. When comparing the 4Q03 with the 4Q02, there was an increase of R$152.7 million, or 19.3%, due to the same reasons.

•	ILD: reached R$100.9 million in the 12M03, against R$39.5 million registered in the 12M02, an increase of 155.3%. When comparing the 4Q03 with the 4Q02, there was an increase of R$5.1 million or 23.2%, due to the solid position achieved by this operation in the market. The market share of this service as of December 2003 was estimated between 35% and 40%.

•	Interconnection Revenues: amounted R$1,096.6 million in the 12M03, showing a reduction of R$166.5 million or 13.2% when compared with the 12M02, mainly due to the start in 2002 of the long distance carrier selection done by the customers, by means of the Telesp’s “code 15”, which was extended to the Personal Mobile Service (SMP) in July 2003. When comparing the 4Q03 with the 4Q02, there was a reduction of R$53.5 million, or 16.7% for the same reasons.

•	Public Telephony: totaled R$246.9 million in the 12M03, and when compared to the 12M02, it grew R$60.3 million or 32.3%, mainly due to the IPCA-based tariff increase since June 2003, the increase of revenues from other operators related to the use of inductive cards in São Paulo and the reduction in the payments to other operators. It is worth noting that revenues from the sale of public telephone cards are deferred and accounted for, when the cards are effectively used, according to the change of the accounting procedure applied since December 2002. When comparing the 4Q03 with the 4Q02, there was an increase of R$18.6 million, or 37.7%, mainly due to the increase in the use of telephone cards and the tariff increases in June 2003.

•	Business Communication: revenues for the 12M03 reached R$585.4 million, a R$147.9 million or 33.8% increase regarding the 12M02. The increase was mainly caused by the growth in the “SPEEDY” service. When comparing the 4Q03 with the 4Q02, there was an increase of R$50.4 million, or 43.3%, due to the same reasons. The installation fee, rental and modem sale revenues are also included in this item.

Operating Expenses Highlights

Operating Expenses accumulated for the 12M03 reached R$6,502.3 million, an increase of R$1,367.3 million or 26.6% compared to the 12M02. When comparing the 4Q03 with the 4Q02, there was an increase of R$309.5 million, or 19.5%, explained as follows:

Operating Expenses - Annual R$ Million	Operating Expenses Until Dec/03

Operating Expenses - Quarterly Basis R$ Million	Operating Expenses 4Q03

•	Personnel expenses totaled R$663.6 million in the 12M03, growing R$64.1 million or 10.7% compared to the 12M02, mainly due to the increase of the expenses related to the early retirement programs in March and December of 2003. The salary increase of 6% (September 2002) and 8% (September 2003) and the increase in the percentage of the bonus program for employees (SRE) in 2003 also contributed to this increase. These effects were partially offset by a reduction in the average headcount of 17.3%. When comparing the 4Q03 with the 4Q02, there was an increase of R$56.6 million, or 36.6%, due to the said early retirement program at the end of 2003.

•	General and administrative expenses for the 12M03 reached R$4,999.6 million, representing an increase of R$1,188.1 million, or 31.2% compared to the 12M02. If the interconnection expenses were not considered, the growth would be in the amount of R$331.4 million, or 18.1%. When comparing the 4Q03 with the 4Q02, there was an increase of R$322.0 million, or 30.3%. If the interconnection expenses were not considered, the growth would be in the amount of R$78.1 million, or 15.9%.

Annual disclosure

General and Administrative Expenses Dec/03	General and Administrative Expenses Dec/02

Quarterly disclosure

General and Administrative Expenses 4Q03	General and Administrative Expenses 4Q02

The General and Administrative Expenses changes are explained as follows:

a)	Materials reached R$117.8 million in the 12M03 showing a R$10.4 million or 9.7% reduction when compared to the 12M02, mainly due to the increase in the expenses of material for plant maintenance and the costs of merchandise sold, partially offset by the fall in expenses for data processing and building maintenance materials. In the quarterly comparison (4Q03 vs. 4Q02), there was an increase of R$15.4 million, or 65.6%, due to the same reasons.

a)	Outsourcing expenses reached R$1,842.1 million, an increase of R$314.3 million or 20.6% when comparing the 12M03 with the 12M02, largely as the result of the increased expenses in network maintenance, outsourcing of data processing services and telemarketing, partially offset by the reduction of expenses related to private terminals maintenance and expenses related to produce telephone directories. In the quarterly comparison (4Q03 vs. 4Q02), there was an increase of R$62.6 million, or 15.1%, being the main variations due to projects to rationalize the usage and system maintenance for network operations. It is worth noting that, during the four quarters of 2003, the outsourcing expenses maintained the same proportion in comparison to the revenues.

b)	Inter-connection expenses reached R$2,835.9 million, growing R$856.8 million or 43.3% when comparing the 12M03 with the 12M02 due to the new DLD and ILD services and the beginning of the long distance carrier selection in 2002 and extended to the Personal Mobile Service (SMP) in July 2003. In the quarterly comparison (4Q03 vs. 4Q02), there was an increase of R$243.9 million, or 42.8%, for the same reasons.

c)	Other Expenses reached R$203.8 million in the 12M03, going up R$6.6 million, or 3.3%, compared to the 12M02 mainly due to the increase of the provision for pole rental, which had the unitary value increased. When comparing the 4Q03 with the 4Q02, there was no significant variation.

•	Taxes reached R$247.4 million showing an increase of R$84.7 million, or 52.0%, when comparing the 12M03 and the 12M02, chiefly due the dismissal of the legal injunction that sustained the exemption of the PIS on certain items in the revenues, besides the payment of the ICMS, taking advantage of the amnesty granted by the State Government. Also, the increase in revenues resulted in an increase in FUST of R$19.7 million and FUNTTEL of R$9.8 million. In the quarterly comparison (4Q03 vs. 4Q02), there was an increase of R$32.8 million, or 68.3%, mainly due to the aforementioned payment of the ICMS.

•	Provisions for bad debt presented an increase of R$69.3 million, or 18.6%, comparing the 12M03 and the 12M02. It corresponds to 3.7% of total net revenues. During the quarter, this indicator was 3.4%. The Company continues focusing its efforts to keep this variable under control, which showed a relatively stable pattern during the last years.

•	Other operating revenues (expenses) registered a loss of R$148.9 million in the 12M03 compared to the loss of R$204.6 million in the 12M02, which represents a positive variation of R$55.7 million, or 27.2%. The main reason is the provision to adjust to market value of the materials for resale. There was also a positive result, in 2003, related to pension plan, partially offset by the establishment of a provision for fiscal contingencies—Cofins over financial revenues. In the quarterly comparison (4Q03 vs. 4Q02), there was a positive variation of R$106.3 million for the same reasons.

•	Depreciation grew R$13.1 million, or 0.5%, in the 12M03 compared to the 12M02 in line with the investments made. When comparing the 4Q03 with the 4Q02, there was a decrease of R$7.5 million, or 1.1%, mainly due to the lower provision for obsolescence established in the 4Q03.

•	Net Financial Revenues / (Expenses): When comparing the 12M03 with the 12M02, there was an increase of the net financial result in the amount of R$390.1 million. In 2003, a provision for interests on the Company’s net worth of R$1,100 million was established, while the provision for previous year was R$585.3 million. Excluding this entry, the net financial expenses falls R$124.6 million, mainly due to the reduction of the average indebtedness of the

Company and the improvement in the interest rates of the loans. The indebtedness and result of the operations of the Company after hedging derivatives are not significantly affected by the risk of the exchange rates. On December 31, 2003, 99% of the financial debt was denominated in foreign currency, while 99% of the indebtedness was being covered by active positions in hedge operations (swap to CDI). The swap transactions were executed to cover the total volume of debt related to foreign currency.

Net Financial Revenues			Variation
Annual Comparison—R$ MM	Dec/03	Dec/02%		R$ MM
Results of Financial Operations	167.1	60.7	175.3	106.4
Hedge results	(1,182.2)	1,218.1	(197.1)	(2,400.3)
CPMF (Tax on financial transactions)	(76.3)	(61.1)	24.9	(15.2)
Financial Revenues	74.1	92.4	(19.8)	(18.3)
Financial Expenses	(420.6)	(409.1)	2.8	(11.5)
Exchange Variation	807.7	(1,655.8)	(148.8)	2,463.5
Fin. Expenses—IONW	(1,100.0)	(585.3)	87.9	(514.7)

Net Financial Revenues	(1,730.2)	(1,340.1)	29.1	(390.1)

NON-OPERATING REVENUES (EXPENSES) presented a positive evolution in the amount of R$83.0 million when comparing the results for 2003 and 2002. This was mainly caused by the positive outcome of R$25.5 million in the equity variation of Companhia AIX Participações due to that company restructuring which took place in December 2003, as well as the positive effect of R$48.8 million of the provision for losses registered in 2002. Another factor was the reduction in R$11.0 million in the losses related to write-off of fixed assets, counterbalanced by the reduction in the collected fines. In the 4Q03 vs. 4Q02 comparison, the result augmented in R$67.7 million, mainly caused by the company restructuring of Companhia Aix Participações and offset by a loss in assets write-off in R$5.6 million.

LOANS AND FINANCING: As of December 31, 2003, the Company had R$2,945.8 million (R$4,169.7 million as of December 31, 2002) in loans and financing denominated in foreign currency, from which R$1,950.6 million (R$3,937.2 million as of December 31, 2002) were obtained at fixed interest rates, and R$995.2 million (R$232.5 million as of December 31, 2002) were obtained at variable interest rates (Libor). Even though most of the debt has been contracted at fixed interest rates in foreign currency, the Company contracts hedge operations to tie all the debt to the local currency, with floating interest rates indexed to the CDI. As of December 31, 2003, the Company had “Swap floating (CDI) x Fixed” operations to partially cover the fluctuations in the local currency interest rates. The covered operations mature in September 2004 and January 2005 and totaled R$1,117.4 million.

On the other hand, the Company invests the surpluses of cash and cash equivalents (financial applications) of R$214.9 million (R$490.6 million as of December 31, 2002) mainly in short-term instruments, based on the variation of the CDI. Book value of those instruments is close to market value, because of the short-term maturity.

As a consequence result, the financial results of the Company are affected by the variations of CDI, as around 64% of net debt is linked to this rate.

RECENT AND IMPORTANT EVENTS

•	CVM Edict # 371—Pension Plan Accounting Procedures: The Company chose to register the liabilities related to pension plans directly in the “net equity” as of December 31, 2001, net from the corresponding tax effects, according to the Edict CVM # 371 published on December 13, 2000. As of December 31, 2002, the Company chose to immediately register all the actuary gains and losses in the financial statements. In the actuary valuation of those pension plans, the projected unitary credit method was adopted, being the assets of the plans accounted as of September 30, 2003 and November 30, 2002, respectively. For the cases of multi-sponsored plans (PAMA and PBS-A), the valuation of assets was done based on the Company’s liabilities for pension plans in relation to the total liabilities of the pension plan. The total value of the registered liability until December 31, 2003 was R$82.4 million.

•	Telesp acquires the IP Network from Telefônica Empresas: On December 10, 2002, the management of Telecomunicações de São Paulo—Telesp announced that its Board of Directors, on session held on December 10, 2002, decided to approve the proposal for the purchase, from Telefónica Empresas, of the business composed by the assets and contracts with customers related to the following services: (i) Switched IP (Internet Protocol): Services and infrastructure that allow the establishment of switched connections of remote users through the dial-up network; (ii) Speedy Link: Service rendered to Internet Service Providers (ISPs), that allows them to offer to their clients the use of the broad band access to internet named Speedy. Furthermore, the Company wants to clarify that: (a) The present transaction is interesting to the Company since it enables the optimization of its operations, increases of synergies, in network development and speed in the commercial response to the market, as well as the establishment of business strategies; (b) The value of the purchase of the aforementioned services, their respective assets and contracts with clients was determined to be R$ 143,910,000.00 (one hundred forty three million, nine hundred ten thousand reais), according to the valuation made by an independent company, KMPG Corporate Finance S/C Ltda.; (c) Telesp requested the proper authorization from Anatel in order to deploy the Multimedia Communication Service (SCM), thus allowing the Company the direct exploitation of the services related to the assets/businesses to be acquired.

•	Modification of the Company’s bylaws: the Extraordinary General Shareholders’ Meeting, held on December 30, 2002 approved the modification of the heading of the article 7 and the 1st paragraph of article 27, and the removal of article 26 of the Company’s bylaws, in order to adapt them to Law # 10303/01. Such modification refers to the fact that the preferred shares will have a secured priority in the reimbursement of capital, without premium, and will receive a dividend, in an amount that is 10% (ten per cent) higher than the one granted to each common share. This dividend substitutes the minimum dividend, non accumulative, of 6% per year of the value resulting by dividing the subscribed capital by the total number of shares of the Company, previously stated in the heading of article 7.

•	Declaration of Interest on the Company’s Net Worth and Complementary Dividends—Fiscal Year 2002: The Interests on the Company’s Net Worth and dividends approved at the Extraordinary General Shareholders’ Meeting held on March 27, 2003 in the amounts of R$497,486,300 net from income tax and R$102,512,875, respectively, started to be paid on April 23, 2003.

Interest on the Company’s Net Worth

Common and preferred shares	Immune or Exempt Legal Entities (gross value)	Taxed Legal Entities and Individuals (net value)
Amount per lot of 1,000 shares: R$	1.185751934332	1.007889144182

Complementary dividends

Type of Shares	Common	Preferred
Complementary Dividends—2002	0.089062518839	0.089062518839
10% Complementary Dividends—2002 (*)	—	0.008906251884
Complement of 10% of the Interim Dividends distributed on October 24, 2002 (*)	—	0.068670001447
Complement of 10% of the IONW declared in 2002 (*)	—	0.100788914433
Amount per lot of 1,000 shares: R$	0.089062518839	0.267427686603

(*)	10% higher than the dividend granted to each common share, in accordance with article 7 of the Company’s bylaws

In accordance with article 9 of the Law # 9249/95 and item V of Instruction # 207/96 of the Comissão de Valores Mobiliários, the value of the IONW was charged, on its net value, to the value of the minimum mandatory dividends related to the corresponding fiscal year in which it was declared.

•	Declaration of interim dividends: On April 07, 2003, the Company published a relevant fact regarding the declaration of interim dividends and the payment of dividends and interest on the Company’s net worth for the fiscal year 2002. In accordance with the resolutions taken by the Board of Directors at the Meeting held on April 04, 2003, ad referendum of the General Shareholders’ Meeting, the Company granted interim dividends for a total amount of R$897,000,000 based on the accumulated earnings of the balance sheet as of December 31, 2002 and according to article 28 of the Company’s bylaws and articles 204 and 205 of Law # 6404/76. The payment of said dividends started on April 23, 2003.

	Common	Preferred (*)
Amount per lot of 1,000 shares: R$	1.703964277173	1.874360704891

(*)	10% higher than the dividend granted to each common share, in accordance with article 7 of the Company’s bylaws.

•	On August 14, 2003, according to the minutes of the 15th Extraordinary General Shareholder’s Meeting, the cancellation of 803,447,299 Treasury shares was approved, of which 721,629,917 were common shares and 81,817,382 were preferred shares, all without par value and in book-entry form. It produced no reduction in the capital stock of the Company, since such cancellation was charged to the Capital Reserves.

•	On October 03, 2003, the Company notified the shareholders about the declaration of interim dividends related to the fiscal year 2003. The Board of Directors discussed, on its session held on October 02, 2003, ad referendum of the General Shareholders’ Meeting, the proposal of the Executive Management for the declaration of interim dividends in an amount of R$1,803.0 million, based on the accumulated earnings of the balance sheet as of June 30, 2003 and according to article 28 of the Company’s bylaws and articles 204 and 205 of Law # 6,404/76. Common and preferred shareholders registered in the Company’s shareholder book by the end of the day on October 02, 2003 were able to receive such dividends. The payment was started on October 20, 2003. It was also decided that the declared dividends would be charged to the value of the minimum mandatory dividends related to the fiscal year 2003.

	Common	Preferred (*)
Amount per lot of 1,000 shares	3.425025185891	3.767527704480

(*)	10% higher than the dividend granted to each common share, in accordance with article 7 of the Company’s bylaws.

•	Telecomunicações de São Paulo—Telesp, in accordance with the resolutions taken by the Board of Directors at the Meeting held on December 12, 2003, ad referendum of the General Shareholders’ Meeting, informs the shareholders about the payment of Interests on the Company’s Net Worth related to the fiscal year 2003 in accordance with Article 9 of Law # 9,249/95 and Edict # 207/96 of the Comissão de Valores Mobiliários (the Brazilian Securities and Exchange Commission). The Interest on Net Worth amounts to a gross value of R$1,100,000,000.00 (one billion, one hundred million reais) resulting, after taxes, in a net amount of R$935,000,000.00 (nine hundred thirty five million reais), according to the table below:

Amount per lot of 1,000 shares: R$	Immune or Exempt Legal Entities (gross value)	Income Tax Withhold (15%)	Taxed Legal Entities and Individuals (net value)
Common shares	2.089588299767	0.313438244965	1.776150054802
Preferred shares (*)	2.298547129744	0.344782069462	1.953765060282

(*)	10% higher than the dividend granted to each common share, in accordance with article 7 of the Company’s bylaws.

The corresponding credit was registered on the Company’s accounting records on December 29, 2003, individually for each shareholder, based on their shareholder position recorded at the end of that same day. From December 30, 2003 on, the shares will be traded “ex- Interest on the Company’s Net Worth”. The payment date will be decided at the Company’s General Shareholders’ Meeting.

According to the only paragraph of the article 29 of the Company’s bylaws, the value of the Interest on the Company’s Net Worth, could be paid in lieu of the value of the minimum obligatory dividends related to the fiscal year 2003.

ADDITIONAL NOTES

•	On June 26, 2003, through Edicts #37,166 and #37,167, the Agência Nacional de Telecomunicações—ANATEL approved the tariff adjustment for the Switched Fixed Telephony Service (STFC) according to the criteria established in the Local and Domestic Long Distance Concession Contracts, to be effective starting on June 30, 2003 and for sector 32 (former CETERP) since July 03, 2003. The local basic plan had an average readjustment of 28.75%, incorporating the productivity gain of 1%, while the net tariffs of the long distance basic plan of services had an average readjustment of 24.84%, incorporating the productivity gain of 4%, in accordance with the established on the concession contract. The net values of the other services and features included in the STFC were readjusted by 30.05%, on average. Nevertheless, a legal injunction led to a decision that suspended the effects of Anatel’s edicts and ordered to apply the Consumer Price Index—IPCA instead of the General Price Index—IGP-DI in the calculation formulas contained in the clauses 11.1 and 11.2 of the concession contracts of public telephony services. Said decision has been appealed and is still pending of definitive judgment, when the index to be applied to the readjustment will be announced.

•	On July 06, 2003, the mobile telephone operating companies started to implement the long distance carrier selection. It enables the client to determine the long distance carrier for each domestic long distance call (VP2 and VP3) or international call, according to the SMP—Mobile Personal Service rules. Consequently, the Company started to acknowledge the revenues from said services and, at the same time, started to pay to the mobile telephone operators for the use of their networks.

Tables

Table 1 shows the shareholding structure for Telesp and the historical summary. Table 2 has Telesp’ Income Statement. Table 3 and the Table 4 show, respectively, the balance sheets and the operating highlights for TELESP. Table 5 shows tariffs rates, depreciation and Capex. Finally, Table 6 shows loans and financing, hedging, inflation and foreign exchange rate figures.

Note: This press release contains forward-looking statements. Statements that are not statements of historical fact, including statements about the beliefs and expectations of the Company management are forward looking statements. Some words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the actual results of operations of the Company may be different from the current Company expectations, and the reader should not place undue reliance on these forward looking statements. Forward-looking statements speak only as of the date they are made and the Company does not undertake any obligation to update them in light of new information or future developments.

TELECOMUNICAÇÕES DE SÃO PAULO S/A—TELESP

(Previously “Telesp Participações S/A”)

Table 1. Shareholding structure for Telesp

As of December 31, 2003
Telesp	Ordinary	Preferred	Total
Controlling Company	140,040,860,473	291,819,562,080	431,860,422,553
	84.71%	88.90%	87.49%

Others	25,279,346,129	36,452,510,659	61,731,856,788
	15.29%	11.10%	12.51%

Total number of shares	165,320,206,602	328,272,072,739	493,592,279,341

Note: Treasury shares were cancelled in the General Shareholders’ Meeting held on August 14, 2003.

Capital stock—in thousands of R$ (in 09/30/03):	5,978,074
Book Value per 1.000 shares (R$):	24.86
Capital stock—in thousands of R$ (in 12/31/03):	5,978,074

Tagline

Telecomunicações de São Paulo S/A—TELESP since November 30, 1999 (due to a corporate restructuring) is the new name of Telesp Participações S/A., a corporation organized under the laws of the Federal Republic of Brazil, formed upon the reorganization of Telecomunicações Brasileiras S.A., in May 22, 1998. TELESP is the principal supplier of fixed line public telecommunications services in the Brazilian state of São Paulo. The Brazilian Government sold its stake in TELESP PARTICIPAÇÕES thus privatizing the Company on July 29, 1998. TELESP’s operating concession expires on December 31, 2005, at which point it can be extended for a period of 20 years.

Telecomunicações de São Paulo S/A—TELESP acquired, in December 1999, voting and non voting shares of Centrais Telefônicas de Ribeirão Preto S/A—CETERP. The CETERP cellular operating division was sold afterwards.

The tender offer to exchange the shares of the Company by BDRs (Brazilian Depositary Receipts) representatives of the shares of Telefónica, S.A. was concluded in June 30, 2000.

In October 10, 2000, the Board of Directors approved the creation of an integral subsidiary to provide package network switched services and afterwards the Company promoted the partial spin-off of this subsidiary which is a listed company.

TELESP’s business, services and tariffs have been regulated by ANATEL (Agência Nacional de Telecomunicações) since June 16, 1997, according to various decrees, decisions, plans and regulatory measures.

TELESP became the first operator to file the corresponding information of the accomplishment of Anatel’s targets. ANATEL has already granted the license, to permit Telesp to offer domestic and international long distance services to its customers, and also to extend its business out of its concession area (São Paulo) to the whole country.

The international long distance services started to be deployed on May 7, 2002 while the domestic long distance services were not being rendered in that period due to a legal injunction. For the same reasons, the domestic long distance services started to be deployed on July 29, 2002.

The Board of Directors of ANATEL, on its 240th meeting held on January 29, 2003 granted Telecomunicações de São Paulo, S.A.—Telesp the authorization to exploit the Multimedia Communications Service (SCM) nationwide. The Company may offer voice and data services through points of presence, compossed of networks and telecommunication circuits.

On July 06, 2003, the mobile telephone operating companies started to implement the long distance carrier selection. It enables the client to determine the long distance carrier for each domestic long distance call (VP2 and VP3) or international call, according to the SMP—Mobile Personal Service rules. Consequently, the Company started to acknowledge the revenues from said services and, at the same time, started to pay to the mobile telephone operators for the use of their networks.

TELECOMUNICAÇÕES DE SÃO PAULO S/A—TELESP

(Previously “Telesp Participações S/A”)

Table 2. Consolidated income statements

For the years ended December 31, 2003 and 2002

Corporate Law Method

(Unaudited)

(in thousands of Brazilian reais—R$)

	Consolidated - Accumulated		var.	Consolidated		var.
	Dec-03	Dec-02		4Q03	4Q02
Gross operating revenue	16,221,967	13,677,097	18.6%	4,403,517	3,739,438	17.8%

Monthly basic rental charges	4,242,106	3,785,574	12.1%	1,126,809	991,605	13.6%
Installation charge	104,301	110,567	-5.7%	22,712	27,717	-18.1%
Local Service	3,017,552	2,636,976	14.4%	814,078	691,244	17.8%
Other	806,060	697,420	15.6%	250,465	185,787	34.8%
DLD	2,459,954	1,602,988	53.5%	714,013	541,132	31.9%

Intra-state	1,821,252	1,347,506	35.2%	529,538	351,859	50.5%
Inter-state	638,702	255,482	150.0%	184,475	189,273	-2.5%
Fixed to mobile revenues	3,557,789	2,913,249	22.1%	945,859	793,149	19.3%
ILD	100,901	39,525	155.3%	26,924	21,850	23.2%
Interconnection	1,096,553	1,263,046	-13.2%	266,599	320,054	-16.7%
Public telephony	246,861	186,568	32.3%	68,015	49,400	37.7%
Data transmission (ex-package)	585,404	437,553	33.8%	166,935	116,492	43.3%
Phone directory	4,486	3,631	23.5%	1,108	1,008	9.9%

Taxes + others	(4,417,208)	(3,588,983)	23.1%	(1,207,384)	(989,285)	22.0%

Net operating revenue	11,804,759	10,088,114	17.0%	3,196,133	2,750,153	16.2%

Operating expenses	(6,502,306)	(5,134,957)	26.6%	(1,893,555)	(1,584,056)	19.5%

Payroll and related charges	(663,593)	(599,447)	10.7%	(211,427)	(154,827)	36.6%
General and administrative expenses	(4,999,570)	(3,811,426)	31.2%	(1,383,509)	(1,061,481)	30.3%
Materials	(117,805)	(107,378)	9.7%	(38,893)	(23,488)	65.6%
Outside Services	(1,842,104)	(1,527,768)	20.6%	(478,575)	(415,955)	15.1%
Interconnection expenses	(2,835,853)	(1,979,067)	43.3%	(814,378)	(570,451)	42.8%
Others	(203,808)	(197,213)	3.3%	(51,663)	(51,587)	0.1%
Taxes	(247,399)	(162,721)	52.0%	(80,856)	(48,056)	68.3%
Provisions	(441,797)	(372,452)	18.6%	(109,837)	(96,212)	14.2%
Investment gains (losses)	(1,012)	15,709	-106.4%	2,408	(6,836)	-135.2%
Other operating revenues / (expenses)	(148,935)	(204,620)	-27.2%	(110,334)	(216,644)	-49.1%

Earnings before interest taxes, depreciation and amortization—EBITDA	5,302,453	4,953,157	7.1%	1,302,578	1,166,097	11.7%

Depreciation and amortization	(2,854,821)	(2,841,761)	0.5%	(708,454)	(715,977)	-1.1%
Financial revenues	1,387,006	1,739,941	-20.3%	37,411	(409,322)	-109.1%
Financial expenses	(2,017,202)	(2,494,810)	-19.1%	(178,719)	218,420	-181.8%
Interest on the company’s net worth	(1,100,000)	(585,278)	87.9%	(1,100,000)	(585,278)	87.9%

Operating income	717,436	771,249	-7.0%	(647,184)	(326,060)	98.5%

Non-operating revenues (expenses)	50,025	(32,999)	-251.6%	19,204	(48,501)	-139.6%

Income before income tax and social contribution	767,461	738,250	4.0%	(627,980)	(374,561)	67.7%

Income tax	(210,672)	(182,713)	15.3%	136,841	93,914	45.7%
Social contribution	(68,787)	(64,943)	5.9%	51,178	34,622	47.8%

Income before Interests on the Company’s Net Worth	488,002	490,594	-0.5%	(439,961)	(246,025)	78.8%

Reversion of Interests on the Company’s Net Worth	1,100,000	585,278	87.9%	1,100,000	585,278	87.9%

Net income	1,588,002	1,075,872	47.6%	660,039	339,253	94.6%

TELECOMUNICAÇÕES DE SÃO PAULO S/A—TELESP

(Previously “Telesp Participações S/A”)

CNPJ Nº 02.558.157/0001-62

Table 3. Balance sheet

As of December 31, 2003 and 2002

Corporate Law—Unaudited

(In thousands of reais—R$)

ASSETS	Consolidated	Consolidated	LIABILITIES	Consolidated	Consolidated
	Dec-03	Dec-02		Dec-03	Dec-02
Current assets	4,121,165	4,703,820	Current liabilities	5,957,980	5,167,290

Cash and cash equivalents	214,932	490,640	Loans and financing	1,982,062	2,471,429
Cash and bank accounts	41,524	32,372	Suppliers	1,086,645	939,067
Financial investments	173,408	458,268	Consignments	212,615	144,577
Accounts receivable from customers	3,005,660	2,383,545	Taxes	712,565	558,527
Allowance for doubtful accounts	(574,686)	(401,494)	Dividends and interest on capital	1,276,663	777,932
Loans and financial investments	24,685	3,250	Accrual for contingencies	49,408	37,502
Recoverable taxes	1,130,367	1,003,093	Payroll and related charges	152,101	124,747
Maintenance inventories	125,434	193,499	Payables to associated companies	21,950	38,586
Recoverable prepaid expenses	71,516	86,860	Temporary losses from hedging	359,482	—
Temporary gains from hedging	—	890,520	Other liabilities	104,489	74,923
Receivables from associated companies	64,394	3,403
Other assets	58,863	50,504	Long-term liabilities	1,876,695	2,709,379

			Loans and financing	995,087	2,114,968
			Taxes	31,373	36,865
Long-term assets	919,480	1,023,528	Accrual for contingencies	676,474	367,159

			Payables to associated companies	55,550	21,534
Recoverable taxes	441,099	698,206	Other liabilities	118,211	168,853
Loans and financial investments	10,102	9,825
Capitalizable investments	—	47,713	Results of future fiscal years	17,470	—

Bail of legal proceedings	280,853	197,422
Receivables from associated companies	85,741	47,056
Other assets	101,685	23,306	Shareholders’ equity	12,269,060	14,482,637

			Share capital	5,978,074	5,978,074
			Capital reserves	2,744,031	2,742,729
Permanent Assets	15,082,174	16,633,584	Profit Reserves	550,498	471,098

			Retained earnings	2,996,457	5,290,736
Investments	165,363	172,993
Property, plant and equipment—net	14,735,494	16,222,866	Capitalizable Funds	1,614	1,626

Deffered results	181,317	237,725

Total Assets	20,122,819	22,360,932	Total liabilities	20,122,819	22,360,932

TELECOMUNICAÇÕES DE SÃO PAULO S/A—TELESP

(Previously “Telesp Participações S/A”)

Table 4. Operating Highlights

		Consolidated – Accumulated				Consolidated
		Dec-02	Dec-03		var.	3Q03		4Q03		var.
Capex
Capital Expenditure	R$ MM	1,658	1,344		-18.9%	252		496		96.8%
Network
Access Lines—Installed (switching)		14,355,660	14,248,713		-0.7%	14,308,084		14,248,713		-0.4%
Installed Lines—Gain		8,812	(106,947	) 1/	n.a	(49,469	) 1/	(59,371	) 1/	n.a
Access Lines in Service		12,505,888	12,296,930		-1.7%	12,353,353		12,296,930		-0.5%
Residential		9,269,615	9,149,659		-1.3%	9,166,942		9,149,659		-0.2%
Non-residential		1,505,464	1,446,358		-3.9%	1,453,857		1,446,358		-0.5%
Trunk Lines 2/		1,331,397	1,125,444		-15.5%	1,161,409		1,125,444		-3.1%
Public Lines		324,520	327,084		0.8%	326,179		327,084		0.3%
Internally used and test lines		74,892	248,385		231.7%	244,966		248,385		1.4%
Lines in Services—Gain		(110,118)	(208,958)		n.a	(49,006)		(56,423)		n.a
Average Lines in Service	(ALIS)	12,551,630	12,387,763		-1.3%	12,378,963		12,323,279		-0.4%
ADSL		333,281	484,393		45.3%	423,548		484,393		14.4%
Digitalization	(%)	96.1	96.9		0.8 p.p.	96.5		96.9		0.4 p.p.
Traffic
Local Pulses—Registered	(pul 000)	35,872,048	35,884,806		0.04%	8,852,599		9,095,000		2.7%
Local Pulses—Exceeding	(pul 000)	25,124,482	25,435,496		1.2%	6,261,408		6,525,178		4.2%
Domestic Long Distance 3/	(min 000)	14,955,331	16,377,807		9.5%	4,078,804		4,141,645		1.5%
International Long Distance	(min 000)	28,953	87,974		203.8%	23,514		24,079		2.4%
Monthly traffic per ALIS
Local	(pul)	238	241		1.4%	238		246		3.2%
DLD	(min)	99	110		11.0%	110		112		2.0%
ILD	(min)	0.2	0.6		207.9%	0.6		0.7		2.9%
Others
Employees		9,515	7,134		-25.0%	8,229		7,134		-13.3%
LIS per Employee 4/		1,349	1,792		32.8%	1,553		1,792		15.4%
Monthly Net Op. Revenue per ALIS	(R$)	67.0	79.4		18.6%	84.9		86.5		1.8%
Telephone Density	(per 100 inh.)	32.9	31.6	5/	-1.3 p.p.	32.1		31.6	5/	-0.5 p.p.

1/	Deactivated due to technical reasons
2/	Includes ISDN clients
3/	Includes intra-state, inter-state, VC1, VC2 and VC3
4/	End of period. Includes ADSL clients.
5/	Population: 38,870,624—source Anatel (December 2003)

TELECOMUNICAÇÕES DE SÃO PAULO S/A—TELESP

(Previously “Telesp Participações S/A”)

Table 5

Tariff rates (including taxes)—fixed line services

(in reais)

Date of Enforcement	Installation Charge	Monthly Basic Rental Charge			Pay Phone Unit		Local Pulses
		Residential	Business	Trunk line	Local	Credit
May 19, 1997 1/	82.17	13.82	20.73	27.64	0.06	0.06	0.08016
Feb 11, 1998	51.36
Sep 01, 1998	69.10
Dec 29, 1999 2/	75.56	16.26	24.39	32.53	0.06	0.06	0.08453
Jan 01, 2000	76.62	16.49	24.73	32.99	0.06	0.06	0.08571
Jun 22, 2000	76.62	19.77	30.79	41.06	0.070	0.070	0.09180
Jun 24, 2001	76.62	23.32	36.41	48.56	0.075	0.075	0.09180
Jun 28, 2002 3/	76.62	26.57	40.04	40.04	0.081	0.081	0.10257
Jun 30, 2003 (*)	89.82	30.37	49.62	49.62	0.0926	0.0926	0.11728
Sep 12, 2003 (**)	69.71	31.14	46.93	46.93	0.0949	0.0949	0.12025

Date of Enforcement	DLD (1 minute without discounts—normal rates)
	D1	D2	D3	D4
	(up to 50km)	(from 50 to 100km)	(from 100 to 300km)	(over 300km)
May 19, 1997	0.07	0.12	0.18	0.24
Dec 29, 1999	0.07	0.13	0.19	0.26
Jan 23, 2000	0.07	0.13	0.19	0.26
Jun 22, 2000	0.09	0.15	0.20	0.27
Jun 24, 2001	0.10	0.16	0.22	0.30
Jun 28, 2002	0.108	0.173	0.237	0.347
Jun 30, 2003 (*)	0.124	0.198	0.272	0.397
Sep 12, 2003 (**)	0.127	0.203	0.278	0.382

Date of Enforcement	Interconnection(1 min.-without discounts)		Fixed to Mobile (1 minute-without discounts)
	TU-RL	TU-RIU	VC-1	VC-2	VC-3
Jan 01, 1997			0.373	0.801	0.912
Jul 13, 1998	0.036	0.067
Jun 22, 1999	0.040	0.072
Jan 01, 2000			0.378	0.812	0.925
Jan 27, 2000	0.040	0.072	0.412	0.886	1.009
Jun 22, 2000	0.046	0.080	0.412	0.886	1.009
Feb 03, 2001			0.453	0.953	1.084
Jun 24, 2001	0.050	0.086	0.453	0.953	1.084
Feb 01, 2002	0.050	0.086	0.498	1.037	1.180
Feb 08, 2003			from 0.5687 to 0.6360 4/	1.265	1.439
Jun 30, 2003 (*)	0.058	0.114
Sep 12, 2003 (**)	0.052	0.102
Feb 11, 2004			from 0.6085 to 0.6805 4/	1.354	1.540

(*) SUB JUDICE: On June 26, 2003, through Edicts #37166 and #37167, ANATEL approved the tariff adjustment for the Switched Fixed Telephony Service (STFC) according to the criteria established in the Local and Domestic Long Distance Concession Contracts, to be efective starting on June 30, 2003, except for sector 32 (former CETERP) where it was to be effective starting on July 03, 2003. Nevertheless, as a result of a legal decision, the readjustments are temporarily limited to the percentage of the Consumer Price Index—IPC-A. Said decision is still pending of appeal and definitive judgment, when the index to be applied to the readjustment will be annouced.

(**) The Justice ruled that starting from this date, the productivity factor had to be applied in the formula. Due to some peculiarities of the average components within this formula, some of the services had their prices increased. Likewise, some especific rebalancing among the items of the different baskets also contributed to this variation.

NOTE: The average increases were the following:

– Local: 16.04%

– Long distance: 12.55%

– TURL: 3.06%

– TURIU: 12.55%

1/ Installation charge was adjusted on November 1, 1997 and local pulse was adjusted on April 4, 1997.

2/ The new tariffs started to be charged in January 12, 2000 in the CTBC concession area.

3/ Some services have differentiated tariff rates for the former CTBC concession area, such as: installation charge (R$57.21), local pulse (R$0.11519), monthly fee for non-residential and trunk lines (R$45.69), DLD (D1=R$0.119, D2=R$0.171, D3=R$0.245 and D4=R$0.358) and interconnection (TU-RL=R$0.059 and TU-RIU=R$0.102). There are different tariffs within CETERP’s region.

4/ From February 8, 2003 on, there are different tariffs for the several concession sectors where the calls are originated and terminated, according to the table approved by Anatel.

Note a) On February 06, 2004, according to the Act 42422, ANATEL (Agência Nacional de Telecomunicações) approved the tariff adjustment of the Cellular Móvil Service—SMC and Personnel Mobile Service—SMP, with a increase of 6.99% for the VC1, VC2 and VC3 throughout the entire concession area of Telesp, sectors 31, 32 and 34 of Region III. The new tariffs started to be charged on February 11, 2004.

Note b) In June 2003, ANATEL (Agência Nacional de Telecomunicações) approved new local and domestic long distance tariffs for our concession sectors. Nevertheless, due to a legal injunction filed in the STJ (Superior Tribunal de Justiça), we are applying tariffs lower than those approved. Said legal injunction established that the DLD and local baskets were adjusted by the IPC-A (Índice de Preço ao Consumidor—Ampliado), instead of the IGP-DI (Índice Geral de Preços—Disponibilidade Interna). The readjustment originally approved by Anatel established an average readjustment of 28.75% for the local basket and 24.85% for the DLD basket. However, due to the substitution of the index, the average readjustment of the local basket was 16.04% and for the DLD basket was 12.55%.

Note c) The IPC-A used in the formula to calculate the tariff was 17.24%, incorporating the productivity gains, which were 0.01 for the local basket and 0.04 for the DLD basket, in accordance with the concession contract. The period considered for the variation was the same as the established for the readjustment approved by Anatel (May 2002 to May 2003).

Capex

The Company submitted to the Board of Directors the Budget for 2004, amounting to R$1,410.9 million (consolidated), which will be forwarded for the approval of the General Shareholders’ Meeting. The source of financing will be generated by the operations.

Depreciation Figures

(in million of reais)

December 2003

TELECOMUNICAÇÕES DE SÃO PAULO S/A—TELESP

	Cost	Accumulated Depreciation	Book Value
Property, plant and equipment	37,090	(22,668)	14,422
Work in progress	313	0	313
Total	37,403	(22,668)	14,735
Fully depreciated assets			10,456
Average depreciation rate (%)			10.52%

TELECOMUNICAÇÕES DE SÃO PAULO S/A—TELESP

(Previously “Telesp Participações S/A”)

Table 6

Loans and Financing

(in thousand of reais)

				Balance as of Dec/03
	Currency	Interest Rate	Due Date	Short Term	Long Term	Total
Mediocrédito	US$	1.75%	2014	9,345	82,555	91,900
CIDA	CAN$	3.0%	2005	1,120	475	1,595
Comtel	US$	10.75%	2004	923,434	—	923,434
Intercompany loans (a)	R$	CDI + 2.75%	Undetermined	—	15,540	15,540
Loans in local currency (b)	R$	CDI + 2.75% and CDI + 2.80%	2004	15,814	—	15,814
Loans in foreign currency			Until 2009	1,032,349	896,517	1,928,866

Total				1,982,062	995,087	2,977,149

(a) The Intercompany loans include the operations of Companhia Aix de Participações, together with Pegasus Telecom S.A., whose consolidation balance refers to 50% of the total balance.

(b) The loans in local currency represent loans with financial institutions related to the financing of the working capital of Companhia Aix de Participações.

	Currency	Interest Rate	Balance as of Dec/03
Res. 2770	USD	2.38% to 15.45%	588,434
Res. 4131	USD	7.80%	61,776
Res. 4131	USD	Libor + 1.0% to Libor + 3.13%	121,769
Import Financing	USD	7.11% to 9.17%	22,572
Import Financing	USD	Libor + 0.25% to Libor + 3.00%	64,936
Debt Assumption	USD	8.45% to 27.50%	260,866
“Untied Loan”	JPY	Libor + 1.25%	808,513

Total			1,928,866

Inflation Figures

	IGP-M	IGP-DI
Jan - Dec 1999	20.10%	19.98%
Jan - Dec 2000	9.95%	9.80%
Jan - Dec 2001	10.37%	10.40%
Jan - Dec 2002	25.30%	26.41%
Jan - Mar 2003	6.26%	5.52%
Jan - Jun 2003	5.89%	4.50%
Jan - Sep 2003	7.10%	6.04%
Jan - Dec 2003	8.69%	7.66%

Source: Investnews—Gazeta Mercantil

Note: The IPCA from May 2002 to May 2003 was 17.23%

Exchange Rate Figures

	R$/US$	var. % (YTD)
Dec 31, 1999	1.789	-48.03%
Dec 31, 2000	1.9554	-9.30%
Dec 31, 2001	2.3204	-18.67%
Dec 31, 2002	3.5333	-52.27%
Mar 31, 2003	3.3531	5.10%
Jun 30, 2003	2.8720	18.72%
Sep 30, 2003	2.9234	17.26%
Dec 31, 2003	2.8892	18.23%

Source: Bloomberg

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	February 17, 2004.	By:	/s/ Charles E. Allen
			Name:	Charles E. Allen
			Title:	Investor Relations Director